UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

001-33444

(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)

Olympic Plaza

Fred. Roeskestraat 123

1076 EE Amsterdam, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 4, 2010 at 8:30 a.m. (ET), Eurand N.V. (“Eurand”) held a telephone conference call to discuss the Company’s Fourth Quarter and Full Year 2009 Financial Results.  A copy of the call transcript is attached as Exhibit 1 to this Form 6-K.

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits

Exhibit #                Description

1	Transcript from Eurand N.V.’s earnings call held on March 4, 2010 announcing results of operations for the fiscal quarter and year ended December 31, 2009.

EXHIBIT INDEX

1	Transcript from Eurand N.V.’s earnings call held on March 4, 2010 announcing results of operations for the fiscal quarter and year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2010

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary